Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Common ground
Organisation and management for StatoilHydro

Employee fora
19 March 2007

Common ground

  New organisation and management
  Strong and integrated management teams
  All employees will be offered a job in StatoilHydro
  Solutions developed in cooperation with the unions

Integration planning schedule

	Mid March	Mid June	Sept/Oct
Organisation and control	Organisational structure level 2	Detailed organisational design	Operative structure
Governing model
Leader election and staffing	Leader selection level 2	Leader selection level 3 and selection key positions	Leader selection level 4
	Detailing staffing process	Plan for staffing	All employees employed in new organisation
Process for approval	EU-process starts	Governmental approval	Process for closing
	Board approval	Extra ordinary general assembly

A new and stronger company…

  Maximum value creation from the NCS
  Strengthened international competitiveness
  World class technology and project execution
  Strong downstream positions

… robust and flexible

  HSE first
  Value-based performance culture
  Integrated and balanced organisation
  Global design

Taking care of important considerations

  Keep and develop critical competence
  Create focused competence hubs and effective work processes
  Integrate two corporate cultures
  Geographical balance

Executive committee – responsible for the totality

Exploration and Production Norway
Realize the full potential on the NCS

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

International exploration and production
Mobilizing for international growth

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

Natural gas
Important source for future growth

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

Manufacturing and marketing
Add value and new opportunities

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

Projects
Project execution with quality and precision

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

Technology and new energy
Future technology and energy solutions

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

Effective business support

Reference to location only indicate head of unit’s primary office location.
Many of the units will have sub-units on other locations.

Purpose of expressing interest model

  Create a new and integrated organisation, different from Hydro and Statoil
  Make it possible to maintain geographic balance - ensure that relocation takes place only voluntarily
  Each individual employee will be given the opportunity to influence his or her position and work location in StatoilHydro

Competence hubs – geographic balance

Staffing principles
Creating a new and integrated organisation

  Everyone will have a new job in StatoilHydro
  Employees may express their interest prior to staffing in the new organisation
  Employees not expressing their interest will be staffed directly
  As many as possible will be staffed in positions with the same basic character
  Focus on voluntariness and motivation to keep competence
  Full support by all union representatives in the SU

Staffing principles
Affected personnel

Staffing principles
New opportunities at several locations

Staffing principles
Simple process for expressing priorities

Staffing principles
Express your interest – various outcomes

Staffing principles
Established criteria for staffing

  Your present position will be given significantly weight in staffing
  Competence
  Experience
  Seniority
  Suitability
  Social considerations

Staffing principles
Balance between opportunities and job security

Opportunities

  Opportunities for renewal
  Opportunities to affect your own future
  Incentives to support mobility

Job security

  Everyone gets a job in StatoilHydro
  No one will be forced to move
  Your present position will be given significantly weight in staffing
  As many as possible will be allocated to positions with same basic character

Staffing principles
Incentives to support mobility

Moving

  Temporary residence
  Pay increase 20 per cent of base salary for 3 years after moving
  Mortgage, max 3 mill, free of interest and instalment for 5 years
  Setting-in one-off payment:
  NOK 150.000,- for singles
  NOK 300.000,- for employees with family
  Cost coverage

Commuting

  Pay increase: 15 per cent of base salary for 3 years
  Commuter, travel and expenses, NOK169,- per day
  Free accommodation
  Setting-in one-off payment: NOK 50 000
  One trip home per week

Measures to handle overstaffing

  Reduced use of hired personnel and consultants
  New growth initiatives
  Offers of training / education
  An offer voluntary early retirement
  - Offered to all employees who will reach the age of 58 years by the end of 2008
  - Continuous procedure and approval. The process starts May 1 and closes December 31, 2007
  - 70 per cent of base salary
  - Pension earnings continues until normal retirement age

Offshore and land-based facilities

  An integration process for offshore and land-based facilities will start in 2008
  Early retirement will be used to promote change and integration
  The terms and conditions will be the same as those used in the current integration process

Further process

  Management selection completed before summer
  Start of main staffing in June
  Main staffing completed in September

Common ground
Organisation and management for StatoilHydro

Dear Hydro and Statoil employee

We have established the basis for a powerful and competent organisation rigged for safe and efficient operation, international growth, and recognised for first-class technologies and project execution.

Together we are now writing a new chapter in the history of the Norwegian petroleum industry.
By merging Hydro’s oil and gas business with Statoil, we are establishing a leading international energy company based in Norway.

My starting-point for establishing StatoilHydro is as follows:
– I want us to develop a value-based performance culture within a framework of high standards for HSE, ethics, management, and social responsibility. This means that the manner in which we achieve our results is just as important as the results themselves.

– We will be an integrated company in which the business areas are clearly mutually dependent. This will require a highly attuned ability to cooperate and think holistically.

– We will develop a balanced organisation with
robust solutions and working processes that ensure the real integration of the two companies.

– We have adopted a global approach to the organisation and its working processes. The merger is primarily driven by our international growth ambitions. We have therefore sought to establish modern and effective working modes that allow us to work in unitary fashion from multiple office locations.

Combined the two companies have already built up strong and exciting positions in Norway and internationally. Yet our most important task still lies ahead of us: To ensure that the merged company is bigger, better and stronger than the sum of its two parts. In this respect the merger is but a stage of our journey – and not our final destination.

The Norwegian Continental Shelf offers tremendous opportunities and a variety of challenges. In our new organisation we will reinforce our efforts to realise the full potential of the NCS. The interplay between our strong operational divisions, focused exploration and business development units, and our solid disciplines and technological functions will help us increase our reserves while securing safe and efficient operations.

StatoilHydro’s growth will come from our international operations. Together we will gain a completely new vigour in our international drive. Strong units for exploration and business development will create new opportunities and speed up the internationalisation process. International growth will be a mobilisation task for the entire company.

Manufacturing and Marketing and Natural Gas will work closely together with upstream operations. Their main task will still be to maximise the value of the company’s reserve base and support business development in Norway and internationally.

In order to tackle increasing complexity, the new organisation is infused with a sharp focus on technology, competence and the application of best practices. The responsibility for executing projects on time, budget and agreed quality is vested in Projects. Technology and New Energy will contribute new and more effective technology solutions within existing core activities and in the new energy field. In addition we will develop a focused corporate centre that will concentrate particular attention on strategy, the achievement of targets, plus organisational and people development.

The organisation, solutions and measures adopted have been developed in close cooperation with the employee representatives of both companies, and take several important considerations into account. The need to establish focused organisations with strong competence hubs, good and effective working processes, calls for concentration. This we have balanced against the need to maintain and develop critical competence at the largest centres of expertise in Stavanger, Bergen, Oslo and Trondheim. In addition, it is our intention that StatoilHydro continues to maintain a broad presence throughout Norway and internationally, in order to secure recruitment and proximity to the business in future. Last but not least, we have placed great emphasis on upgrading strategically important functions in exploration, business development and critical technological and specialist disciplines such as drilling, well and operational developement.

When two major companies like these merge there are bound to be changes. All in all, I am convinced that the changes will create a lot more opportunities than challenges. But I do understand that some of you may well have mixed feelings. Some people will experience that their working environment is moved and units are split, while others will gain new colleagues or working relationships. Some people will ask whether they will have to move, commute or apply for positions in other units where the work is less familiar. The question of geographical location has been particularly demanding. I believe that we have arrived at a good solution that takes account of the totality, but which will also mean changes for most of the employees. We do not have all the answers today, but two important principles have been established: All Statoil and Hydro employees will be offered a job in StatoilHydro, and we would urge and motivate mobility both on a voluntary basis and by means of good schemes for relocation and commuting.

Today we are presenting the managers who will play a leading role in taking StatoilHydro to the next level. It has been a privilege – but also a challenge – to be able to make our selection from among a set of very talented leaders in both companies. We have had to make some difficult choices. We have devoted a lot of time to putting together new management teams with the right composition and skills.

In selecting leaders for the next management
levels, and during the remaining staffing process, we are adhering to the principle whereby em-ployees express their interest for positions in StatoilHydro. Already this week we are launching the selection process for level 3 leaders. These are demanding management positions with high requirements regarding qualifications and personal skills. The process, which will be managed by Corporate HR in collaboration with the new level 2 managers, will be completed by mid-May.

The main staffing process for the remaining parts of StatoilHydro will start in mid-June. The process whereby one expresses one’s interest will be arranged and implemented in a simple and non-bureaucratic manner. We are taking this approach because this is all about filling new positions in a new organisation different from the existing organisations in the two companies. We also wish to give individual employees the opportunity of influencing their positions and working locations, thus minimising the need for geographical relocations. We have also been determined to achieve the company’s target of bringing about a real integration of milieus and employees.

StatoilHydro will be a big company. This implies a big responsibility requiring wise attitudes and actions. We will continue the sound traditions of cooperation inherent in both companies with regard to employees, the authorities, local communities and suppliers.

Today we pass an important milestone in our integration planning, but we have not crossed the finishing line yet. A lot of hard work remains. As we move forward we must also be prepared for debate and discussion around StatoilHydro. This means it is important to keep the main objective of the merger firmly in mind: The desire to create a competitive Norwegian-based international energy company geared for growth.

Helge Lund

New colleagues, new locations – new company

StatoilHydro will be a major, exciting company providing unique and exciting  opportunities for development

A major offshore oil and gas producer
The new company will have a daily equity production of roughly 1.9 million barrels of oil and gas equivalents (boe) in 2007. As operator the company is even bigger. The company will be the world’s biggest offshore operator at depths of more than 100 metres with a daily production as operator of more than 3 million barrels oil equivalents.

Powerful company
StatoilHydro will count among the world’s ten biggest international oil companies in terms of reserve base. This provides an excellent platform for further growth. Both Statoil and Hydro have enjoyed strong growth in recent years and with these companies now joining forces everything is in place for the new company to climb higher up the rankings of the world’s biggest oil companies.

An important player on the Norwegian Continental Shelf
On the Norwegian Continental Shelf (NCS) the company will be the world’s biggest single offshore organization, established to promote effective operations and maximum resource utilization on the NCS. The company will be widely represented throughout Norway, with all current geographical centres of activity continuing more or less as of today.

Building strong international position based on Norwegian expertise
Strong international production growth is a vital goal for the new company. By joining forces, Statoil and Hydro will acquire a greater thrust in their international expansion. Strategically important units such as Exploration and Business development will be considerably strengthened in order to achieve international growth in the years ahead.

World class technology and execution
To meet the oil industry’s increasing complexity the new organization will be characterised by a sharp focus on technology, specialist competence and the ability to execute projects. StatoilHydro will deliver first-class projects on time and budget, and effectively apply new technology.

Extensive portfolio of  projects being developed
Norway: Ormen Lange, Snøhvit, Statfjord late life, Gjøa/Vega, Tyrihans, Volve, Alve
Gulf of Mexico: Tahiti, Thunder Hawk,
Independence Hub area
West Africa: Rosa, Agbami, Gimboa
Caspian Sea: ACG Phase III

Attractive portfolio of future development projects
Norway: Troll further development, Peon, Valemon, Morvin, Alve, Gudrun
Gulff of Mexico: Jack, Caesar, Big Foot and other deep-water projects
West Africa: Angola blocks 15, 17, 31
South America: Peregrino, Plataforma Deltana

The Norwegian Continental Shelf will represent a substantial portion of StatoilHydro's reserves and production for many years hence. The new company is in a unique position to promote safe and effective operations on the Norwegian Continental Shelf. With the new organization an even greater drive will be implemented to realize the entire resource potential of the Norwegian Continental Shelf. The new company will have a wide-ranging geographical presence throughout Norway.

Statoil and Hydro have each enjoyed a good international presence in areas rich in resources. The new company will therefore have a strong and balanced international portfolio and is well positioned for further growth.

Snøhvit
Melkøya
Norne
Heidrun
Åsgard
Kristin
Njord
Ormen Lange
Tjeldbergodden
Nyhamna
Snorre
Statfjord
Visund
Gullfaks
Kvitebjørn
Huldra
Veslefrikk
Troll
Oseberg
Tune
Brage
Mongstad
Sture
Kollsnes
Heimdal
Grane
Glitne
Kårstø
Sleipner

Production and/or field development
Exploration and/or business development

Corporate management:

A powerful new company

The company’s corporate management and over-arching organizational design was presented on 18 December 2006. Helge Lund will be CEO with over-all responsibility  for the new company’s operations.

Exploration and Production
Norway will be headed by Tore Torvund in Stavanger. This organization will be responsible for safe and effective operations on the Norwegian Continental Shelf and will ensure that we extract our total potential here by means of active exploration and increased recovery. The area will also run operations Bergen, Stjørdal, Harstad, Hammerfest, Kristiansund and several other locations in Norway.

International Exploration and Production will be headed by Peter Mellbye in Oslo. Its main focus will be to create new, profitable international growth positions for the company. The area will additionally operate out of Stavanger, as well as from London and a number of other cities around the globe.

Projects will be headed by Morten Ruud in Oslo. Its main task will be to supply developments and modifications on time and on cost, with technology and quality as prescribed. The area will run operations in Stavanger and Bergen in addition to other, project-related locations.

Technology and New Energy will be headed by Margaret Øvrum in Bergen. The business area will constitute an international centre of technology and competence that will create new business opportunities for the company and supply the necessary expertise to the entire organization. In addition, the area will be responsible for ensuring that the company  establishe a strong position within renewable energy, as well as in CO2 handling and storage. This area will have activities in Trondheim, Stavanger, Oslo and Porsgrunn.

Natural gas will headed by Rune Bjørnson in Stavanger. This business area will ensure the  effective operation of the gas infrastructure and maximize gas volume values. Natural Gas will operate out of Kårstø and Kollsnes as well as internationally.

Manufacturing and Marketing will be headed by Jon Arnt Jacobsen in Stavanger. The area will add the greatest possible value to our petroleum and other products by means of trading, refining, marketing and sales. In Norway, the area will also have operations in Oslo, at Sture, Mongstad and Tjeldbergodden.

Staffs and corporate services and Chief financial officer functions will be headed by Hilde Merete Aasheim and Eldar Sætre respectively in Stavanger. Collectively these two areas comprise what will be a focused corporate centre serving the organization in an effective manner and focusing in particular on strategy, goal achievement and organizational and personnel development. The area will also have units in Oslo.

Exploration and production Norway:

Realising the full potential

StatoilHydro’s business area for Exploration and Production Norway will be the world’s largest coherent offshore organization with approximately 9000 employees. The goals are safe and effective operation and maximum value creation. The quest for new reserves in mature and new areas will be important objectives.

“The Norwegian Continental Shelf offers considerable opportunities and varied challenges. With the new organization, we are laying even greater emphasis on realizing the entire resource potential. Our focus has been to organize the business area in such a way that we will be forceful in coming developments and to ensure that we exploit our expertise from the Norwegian Continental Shelf in the company’s international operations. We will achieve this by grouping professional disciplines together, streamlining and cultivating roles and organizing the business so that we utilize all the professions’ special expertise,” says Tore Torvund, who has been nominated Executive vice president and head of what will be the new company’s largest business area.

The business area will be divided into seven business units, and, in addition to operations on the Norwegian continental shelf, the business area will also acquire responsibility for all drilling and well activities in the new company. The seven business units will be: Exploration, Reserve replacement and business development, Operations west, Operations North Sea, Operations North, Drilling and well, and Operational development. The business area will have staffs for Economy and finance, Communication, Health, environment and safety and people and organisation.

The four major fields Statfjord, Gullfaks, Oseberg and Snorre will be followed up by Operations west. These four fields have historically accounted for the bulk of Norwegian oil production. The fields can demonstrate impressive development in increased reserves and increased recovery rates, and the area will continue to play an important role in Norwegian oil and gas production for many years to come. Operations west will be headed from Stavanger.

Operations North Sea will be responsible for the following fields: Troll, Kvitebjørn, Visund, Sleipner, Grane, Glitne, Brage, Huldra/Veslefrikk, Heimdal and Volve. Operations North Sea will be headed from Bergen.

Operations north comprises the field Åsgard, Kristin, Heidrun, Norne, Njord and Snøhvit.
The interplay between strong operational divisions, focused units for exploration and business development, and solid professional and technology functions will ensure growth in reserves and safe and effective operations on the Norwegian Continental Shelf in the time to come.

Hydro’s activities in the early phase of exploration and production on the Norwegian Continental Shelf are to be moved to Stavanger, in order to form large and focused professional and technical entities. Bergen will be an important centre for the operational side of the business on the Norwegian Continental Shelf. Operations north of the 62nd parallel are to be managed from the Stjørdal office, but the established centres of oil expertise in Harstad, Kristiansund and Hammerfest will be upheld.

International exploration and production

An entirely new international force

A significant part of StatoilHydro’s growth  will come from outside Norway. The International exploration and production business area will be organized to ensure profitable growth. Against this background, strong entities for business development and exploration will be established.

The management for this business area will be located in Oslo. International business will be organized into four geographic regions. Two regions will be managed from Oslo, one from Stavanger, and the strong growth in the Gulf of Mexico means that one regional office will be located in Houston, Texas. Under the regional directors there will be country managers with clear goals and responsibility for results. Parts of Statoil’s international upstream business will be moved from Stavanger to Oslo.

“We will have a structure that is logical and functional. It is obvious that in a company with operations in about 40 countries, not all the country managers can report to the head of the business area. The organisation chart for International exploration and production clearly shows that we are in the process of developing a comprehensive international business. We’re going out into the world to win!” says Peter Mellbye, who is currently Executive vice president for international exploration and production in Statoil, and who will have the same responsibility in the new company.
The international organization will have the following geographic entities:

North America:
The Gulf of Mexico, Canada and Mexico

The South Atlantic Basin:
Brazil, Venezuela, Angola, and Nigeria

Europe and North Africa:
Algeria, Libya, Egypt, Great Britain and Ireland

Eurasia, the Middle East and Asia:
Azerbaijan, Russia, Iran, the Middle East, and Asia.

In addition to regional managers, the management group in the business area will consist of managers for global exploration and business management respectively. These two business entities reflect the new company’s ambitions with regard to gaining access to new areas of exploration and acquiring new reserves. International competition for access to new oil and gas is increasing.
StatoilHydro is heading out into the world with competitive technology and expertise, which is the sum of what Statoil and Hydro have developed on the Norwegian Continental Shelf through exploration, development and operations.

An important element in the organization of StatoilHydro is to stimulate the coordinated use of resources and expertise across the business areas. Drilling and well will be organized as an independent unit reporting to the Executive vice president for Exploration and production Norway.

Natural gas

Leading international gas player

StatoilHydro will be a leading gas player in Europe. The company will have strong positions within transport, processing and marketing of natural gas.

“Natural gas is in the midst of rapid growth, and strengthens its position as a secure and significant supplier to the European gas market. Deliveries from Ormen Lange start later this year, and the first commercial loads from the Snøhvit field will be shipped to the USA and Spain at the end of the year. The area will also market gas from strong international positions,” says executive vice president Rune Bjørnson. He is presently responsible for Natural Gas in Statoil and will get equivalent responsibilities in StatoilHydro.

The task at hand is to secure operation of pipelines and facilities, enhance the value of both the company and Petoro’s (the State’s Direct Financial Interest, or SDFI) combined gas portfolio, market piped gas and LNG, exploit and further develop transport and the processing of gas and to additionally develop the company’s gas portfolio and market positions. The business area will cooperate with other business areas on production, further developement and new business opportunities.

In Norway the new organization will have the unit Processing and transport at Kårstø and Kollsnes. Processing and transport is responsible for the technical operation of land-based facilities and transport systems on behalf of the operator Gassco. The Supply and infrastructure, International gas, Trading and operations, and Marketing units will be located in Stavanger.
Internationally, the business area will have units in London, Baku, Istanbul, Stamford, Beijing, Brussels, and Alger.

The organizational structure will support StatoilHydro’s growth ambitions and have clear roles and interfaces with the business area and the company as a whole

Manufacturing and marketing

Integrated company with world-classoil trading

StatoilHydro will become one of the world’s largest sellers of oil, a global player in NGL, and will be leading in North West Europe within its areas. The goal is to maximize each link in the value chain from source to end consumer.

“In the coming years, the company will realize higher international volumes and decreasing volumes from the Norwegian continental shelf. This means strengthening the business area’s international presence and activity,” says executive vice president Jon Arnt Jacobsen. He is presently responsible for the Manufacturing and marketing business area in Stavanger, and will be given equivalent responsibility in StatoilHydro.

The new business area will be led from Stavanger. Large parts of the business area’s activities are outside Norway. This is especially the case with Statoil’s service station network in Scandinavia, Poland, the Baltic countries and Russia, as well as trading of oil, NGL and products.

The new company will retain the principal organizational structure found in Statoil’s existing Distribution and marketing, but will have an even higher international profile. Management of Oil trading and supply, NGL and product trading will be in Stavanger with the exception of methanol, which will be in Oslo. This is due to the size of the existing business in Statoil as well as the need to keep this activity at one location as far as possible. The new company will also have responsibility for marketing the Norwegian State’s Direct Financial Interest (SDFI) oil volumes as well as a significant third party trade. StatoilHydro will have trading offices in Stavanger, London, Stamford near New York and Singapore — making it possible to operate in all global time zones and markets.

Energy & retail will be in Oslo. Strategy and business development will have employees both in Stavanger and Oslo, with close proximity to units within International Exploration and Production. Manufacturing and marketing will establish new international offices in line with the new company’s increased international upstream presence.

Refining will be in Stavanger, owing to Statoil’s present activities there. The Sture terminal will become part of this area together with the refineries at Mongstad, Kalundborg and the methanol plant at Tjeldbergodden.

The staff units will primarily be located in Stavanger, but with a presence in Oslo.

Projects

Top-quality projects on time and on budget

The ambition of Projects in the new company is to carry out world-class projects. The business area will deliver high-quality projects on time and on budget.

Hydro AND Statoil have delivered some of the world’s most demanding development projects during the past 30-40 years. The com-bined expertise of the two in the new company is an excellent starting point to embark on new large-scale projects in Norway and abroad.

The business area will be led from Oslo and consist of seven business units. The organization will be present in Oslo, Stavanger and Bergen. The seven business units are Procurements (led from Stavanger), Project control (led from Oslo), Project management (led from Oslo),  International (led from Oslo),  Land-based facilities (led from Stavanger),  Offshore Modifications (led from Stavanger), and Offshore projects and satellite fields (led from Oslo).

While management of these units will be in either Oslo or Stavanger, the rest of the orga-nization will be distributed among several locations. Management of Procurements, for example, will be based in Stavanger, while the unit responsible for procurement specifically for projects will be led from Oslo.

All in all, the new company will make major investments in the years to come, both in Norway and internationally.

Projects will take on development projects for Exploration and production Norway, Inter-national exploration and production, Manu-facturing and marketing, and Natural Gas.

“Projects will lead and conduct development projects within closely defined frameworks for time, cost and quality, and stringent HSE demands,” says Morten Ruud, who will be Executive Vice President for Projects in StatoilHydro.

The procurement unit will have functional responsibility for, and ownership of Procurement and Supply processes in StatoilHydro.

Development projects and complete modifi-cations projects will be commissioned and delivered to the responsible business areas. Projects will develop and maintain decision-making processes for the individual projects.

Projects will be a professional customer of Tech-nology and new energy, which will be a key supplier of resources within marine, process and manufacturing technologies to various projects.

Procurements, Project control and Project management will work across the other sectors.

Technology and new energy

Future energy and technologysolutions

Technology and new energy will deliver top expertise to all other business areas in the company, both in Norway and abroad. The organization will be led from Bergen, with operations in Stavanger, Trondheim, Oslo and Porsgrunn.

The business area will consist of seven units, staffs, and arenas for Project evaluation and technology. The new organization will comprise the following units: Early phase and concept development, Global exploration technology, Sub-surface technology, Marine technology and operations, Process and processing technology, Research & development, and New energy.

Climate change is high on the new company’s agenda and the efforts on new energy forms will be in the New energy unit. The capture and storage of CO2 is emerging as an important part of the company’s contribution to a better environment. New energy is given special responsibility to establish the future course for establishing and realizing the company’s new energy strategies.

“The companies we are merging have both been technological leaders. In the new company, technology will pave the way to ensuring international competitiveness and resource developement of the Norwegian continental shelf through increased recovery and exploration,” says executive director Margareth Øvrum, who will be heading for the new business area.

The organisation of Research and development and New energy facilitate the development of advanced expertise. An organisational design has been chosen that will enable active and practical cooperation across geographic locations. New energy will be led from Stavanger, but will also have operations in Oslo. Research and development will be led from Trondheim with research operations in Bergen and Pors-grunn as well.

In the organisation of the business area emphasis has been placed on building up research environments that are at the forefront of technological development. Directing technological competence and capacity towards projects in the other business areas will be important.

Emphasis will also be laid on establishing effective work processes with the other business areas. The organization is set up to quickly mobilize activities with numerous customers. Close and productive cooperation with external suppliers, universities and other cooperation partners will be a priority.

The project evaluation and technology arenas will be a part of Technology and new energy. The technology arena will be responsible for critical testing and quality assurance of the company’s technology strategy in close cooperation with the business areas.

Staffs and corporate services

High ambitions for culture and leadership

Staffs and corporate services will have the responsibility to develop and ensure compliance with ambitious goals within health, safety and environment, as well as to nurture culture and leadership attitudes we can all be proud of, and create a reputation for the company that will support the business goals.

Staffs in the new company will consist of seven units: People and organisations; Health, safety and environment; Integrity and social responsibility; Communication; Management systems; Information management and technology; and a unit for joint functions called Global business services (GBS).

“Those working in Staffs and corporate services will have a thorough business understanding and the ability to work in close cooperation with the business areas and professional networks throughout the organization. We have the responsibility to set the standard in important areas such as health, environment safety, and integrity and social responsibility. We will build a culture among employees and managers that ensures that we live up to these standards. The company will have over 30,000 employees – and we want everyone to feel they are an important part of a dynamic company that provides everyone with inspiring tasks and development opportunities,” says Hilde Aasheim, who will head Staffs and corporate services.

Staffs and corporate services will work with important tasks such as recruiting and leadership and organisational development at corporate level. In addition to Personnel and organisation, Health, safety and environment will be a major unit among the staffs. There will be clear role and responsibility sharing between the corporate staffs and the other business areas and the corporate staffs will work in an integrated fashion with staffs in the business areas.

A new unit for Integrity and social responsibility will be established which will have responsibility for ethics, country analyses and business integrity. The corporate staffs will also be responsible for setting premises concerning critical deliveries of information technology and systems.

The corporate staff for communication has a total responsibility for the company’s reputation through effective internal and external communication.

Staffs and corporate services will also be responsible for delivering high quality administrative services to the whole company.  This will primarily take place through the Global Business Services unit, which will be a vehicle for interaction between different units and for solving important administrative support functions in a professional manner. Dedicated staffs will focus on running joint services targeting further development. Global Business Services will include IT/IS, economic functions, personnel services, individual communications services and joint administrative functions. Shared Services, which is currently organized under Hydro Other Businesses, will become a part of GBS.

Chief financial officer

Strategic and financial control crucial for success

Clear business goals and financial direction and control are crucial to sustaining continued value creation and profitable growth in StatoilHydro.

The responsibility for the new company’s strategy development and monitoring, financial control and legal services will be that of Chief financial officer Eldar Sætre. Chief financial officer is built on clearly defined roles and interfacing throughout the corporate centre and line organizations.

“Our environment is more demanding, com-petition is increasing and the requirements for good governance are more stringent. Top professional expertise and a thorough understanding of the business and reality are imperative if the unit is to succeed in its endeavours,” says Sætre. Chief financial officer will consist of eight staff units with clearly defined corporate tasks, together with a specialized unit for corporate-directed financial services and operations.

Staff units Accounting & financial Compliance, Finance, Tax and Planning and performance management will be led from Stavanger, while Strategy and acquisitions, Risk management, Investor relations and Legal will be led from Oslo. Several staff units led from Oslo or Stavanger may also have functions in the other city. The unit for corporate-directed financial services and operations – Financial operations – will be led from Stavanger.
The units will work closely with other staff units and Global business services, within executive vice president Hilde Merete Aasheim’s area of responsibility, to ensure good coordination of the corporate centre’s combined activities. The unit will also work on an integrated basis with staffs in all business areas. A network will be established to ensure cooperation and effective work processes.

Geography and location

Balancing several considerations

Geography and location have been important integration planning elements. The aim has been to create focused and effective organizational units while maintaining and developing company operations in Stavanger, Bergen and Oslo, and the other locations where StatoilHydro has operations in Norway.

The company will retain an extensive presence in Stavanger with corporate functions that determine the direction for the entire company.

Hydro has a significant petroleum hub in Oslo, which it is important to preserve and make full use of. A significant presence in Oslo will help boost the new company’s basis for recruiting new employees.

All the business areas will have units and ope-rations with several locations in Norway. The integration of the two organizations requires change if we are to establish dynamic and natural units. The biggest changes will take place in the   business areas Natural Gas, International Exploration and Production,  Exploration and Production Norway and Manufacturing and Marketing.

Most affected by the geographical change are Hydro’s sectors Market and Development Norway in Oslo, and Statoil’s international upstream units in Stavanger.

The new company will concentrate its gas units in Stavanger. The same applies to trading operations involving crude oil, NGL and products. Moreover, tasks related to development of the Norwegian Continental Shelf in today’s Hydro in Oslo will be moved to Stavanger in order to achieve the greatest possible strength. International Exploration and Production will establish its management and a considerable portion of the business area’s activities in Oslo. This will entail the relocation of considerable resources that are currently located in Stavanger. Additionally, corporate functions such as strategy and aquisitions, investor relations, legal and communication will be moved to Oslo. In total terms, the overall number of positions in the two cities will remain more or less unchanged.

All in all, the changes entail that the broadly based and extensive operation in Stavanger will be further developed while at the same time, the new company continues and develops a viable environment in Oslo. StatoilHydro has therefore succeeded in establishing appropriate units in Stavanger, Bergen and Oslo.

In addition we would like the company to maintain a wide-ranging presence throughout Norway in order to ensure recruitment and the broadest possible platform for liaising with the supplier industry and other partners.
The company will have several strong competence centres and operational units outside the biggest cities that will provide a basis for adding value and growth, including Hammerfest, Harstad, Stjørdal, Trondheim, Tjeldbergodden, Kristiansund, Mongstad, Kollsnes, Sture, Kårstø and Porsgrunn. At these locations there will be few, or no geographical changes.

To ensure a geographically balanced solution, flexibility and mobility are required of employees. It is desirable that as many as possible participate in expressing their interest in the process. Favourable compensation will therefore be offered to promote moving and commuting. In the manning principles, emphasis is laid on maintaining geographic balance and avoiding that an unnecessary number of positions must be moved.

The distribution of geography given here is based on locations at level L2 and for leaders at L3, which are now finally decided. Many units at L3 level will have units at several locations. Geography at L4 level will become final in May, and not before June for individual positions.

Thorough leader selection process

An important integration planning objective has been to continue to build on Hydro and Statoil’s combined management competence, ensuring that the new company has excellent leaders in place from day one. Leadership selection has therefore been an important and critical activity for the planning team.

Hydro and Statoil’s  corporate managements nominated candidates for the Level 2 process as early as January. Level 2 leaders are those who will report to members of the new company’s corporate management.

This very thorough selection process consisted of several phases. All candidates filled out an extensive CV and participated in a lengthy introductory evaluative interview.

An extensive collaboration with an inter-nationally renowned leadership recruitment company supported this process. It has been valuable – and indeed necessary – to use external consultants in order to have the capacity to handle the extensive volume of work here, to assure the quality of the process, and to gain an external appraisal of leadership culture and competency in the two companies. The result of the evaluation was one of several reference parameters underpinning the intro-ductory selection process.  The selection of leaders was undertaken following individual dialogues with the heads of business areas and corporate staffs. In addi-tion, there have been collective discussions in the future corporate management – both prior to and after these dialogues.

Particular emphasis has been placed on individual competencies and the ability to demonstrate results. Greater overall account has also been taken of the need to ensure balance in terms of diversity and the relationship between Hydro and Statoil.

Selection to next leadership level will start on March 21

The selection process for Level 3 (L3) managers will commence as early as the end of this week. Until March 29, employees in Statoil and Hydro will be able to register their interest for around 400 management positions using the companies’ common website for integration planning. Positions at Leadership Level 4 (L4) will be made available in May and concluded during June.

The manning of management positions at level three in the new organisation will take place through an open process in which all jobs are made public in the organisation via the website for integration planning.

In principle, all employees can register their interest for the posts. L3 positions are demanding leadership posts, and leadership experience will be necessary.

How does one register interest for positions?
An organisation chart showing management levels one to three in StatoilHydro will be made available on the website by March 19, and it will therefore be possible to determine which units will be allocated management positions before the positions themselves are published.

The positions will be published on March 21 and the deadline for registering interest will be March 29. The management selection process itself will be completed around the middle of May.

A straightforward form has been developed for individual employees to record their interest for a position. You can also register interest for two positions, and mark them with first and second priority. Everyone who registers interest will be assessed both in terms of his or her prioritised wishes and in relation to a total evaluation of the new organisation’s needs.
Additionally, calibration across units will be carried out. Interviews will be carried out where necessary.

How is the selection of Level 3 managers carried out?
In all business areas and staff areas there will be dedicated recruitment teams that administer the manning process. The newly appointed line managers will lead the teams and have main responsibility for the selection process. They will be supported in their role by HR consultants from both companies.

The approach to manning positions at Leadership Level 4 will to a great extent follow the same principles, but this process will begin in the middle of May and be concluded by the end of June. More details about the L4 process will be made available in May.

Employees in those parts of the organisation that are excepted from the integration process at this stage will not be entitled to register their interest for positions in this process.

Everyone can express interest for positions

The manning process has to balance opportunities and job security. In the middle of June, the main process of manning the organisation will begin. Each individual employee will have the opportunity to express his or her preference and choice of position before being allocated a place in the new organization. All employees will be given a job in StatoilHydro and it is a goal that as many as possible will be allocated to positions with the same basic character. The trade unions have given their endorsement to the principles of the manning process and the policy instruments that form the basis for it.

Emphasis has been laid on creating an integrated organisation. The new organisation will differ in many ways from today’s existing Hydro and Statoil organisations. This is a challenge in the manning process, and it has also been important to maintain a geographic balance and ensure that relocation only takes place voluntarily. The intention is that each individual employee will be given the opportunity to influence his or her position and working location in the new company, while at the same time they should be aware that the objective is to give them a job with the same basic character.

The principles of how the main manning process will take place have been a central topic in an extensive dialogue between the employee representatives and the integration planning committee.

The integration planning committee and the employee representatives agree that the employees themselves will be given the opportunity to express their preference for placement in the new organisation. All those not wishing to express their interest will be allocated a position directly. The principle that has been chosen for the main manning process combines the desire to give the individual the opportunity to influence their own future position in the company, at the same time as employment security is assured for the individual by ensuring that everyone will be given a job in the new organisation. There will be no use of forced relocation, and attractive incentives for relocation and commuting will be provided.

The main manning process itself will take place in several stages:

Simplified job descriptions will be devised for all the positions in the new organisation.

The positions will be made available on the Integration planning website.

A straightforward and practical procedure for finding all the available positions will be created. Clear information will be given during the process. It will be possible to express interest for a limited number of jobs in prioritised order. The express-your-interest process will be straightforward and quality controlled. The employee will be asked to provide a small number of details when he or she states their preference.

The principles for allocation in the new organisation will be impartial and based on known and agreed criteria. The starting point will be the new company’s need for competence and the desire to create an integrated organization. The needs to balance company background, age and gender are important criteria that will form the basis for the process.

Information about current work duties is important input to the allocation work. The fact that an employee to a great extent already carries out equivalent working tasks and has similar areas of responsibility (comparable position) will carry considerable weight when being allocated a position in the new organization. Other criteria are competence, experience, especially those relating to the development of StatoilHydro; seniority, suitability and consideration of the individual employee’s situation. It is a goal that as many employees as possible will be allocated positions with the same basic character as they have today.

Employees who are not given an offer in accordance with their own wishes, or who are not offered a comparable position, will be allocated a position with duties and responsibilities of which lie within the scope of their existing contract. Any changes to the nature of their position will be implemented in dialogue with the individual concerned.

The main manning process will start in the middle of June and will be concluded in September.

An arrangement such as this whereby the employee can state his or her interest means that consideration of working location and drawbacks for the individual can be handled in the most flexible way possible. For employees working in a unit that is relocated geographically, such a model makes it possible to both pursue job content and express interest in a position in a new location, or to express interest in another position at their existing workplace.

The Norwegian part of the business will be included in the expressing of interest process and only smaller sections of operations at foreign offices will be affected, including L3 positions. More details on this will be presented at a later stage.

Instruments for change – moving and commuting

StatoilHydro will provide a number of solutions for employees who are assigned to work at a geographic location other than where they live. The company will promote moving, but employees will also be given the option to commute.

Employees will not be forced to move house, and the need for mobility will be resolved with favourable solutions for those who wish to move or commute. The solutions established for moving house and commuting are temporary, and are only to be used in connection with the merger. Use of the policy instruments described below assumes moving or commuting between predefined office locations and towns.

MOVING
The company will provide accommodation for up to 12 months from the date of moving, rent-free (tax is the responsibility of the individual)
Pay increase: 20% increase in basic pay
for 3 years from the date of moving
(min. NOK 125,000; maximum NOK 250,000 per year)
Mortgage up to 100% of property purchase price, maximum NOK 3 million, free of interest and repayments for 5 years
Settling-in grant as a one-off payment at time of moving to own property:
    - NOK 150,000 for single employees
    - NOK 300,000 for employees with family (spouse/partner/children)
Cover of moving expenses
Cover of costs involved with buying and selling property

COMMUTING
  Pay increase, 15% of basic pay for 3 years (minimum NOK 75,000; maximum NOK 125,000 per year), after which costs will be met*
  Commuter travelling and subsistence expenses, currently NOK 169 per day
  Free accommodation
  Settling-in grant of NOK 50,000
  1 trip home per week

* Covering of expenses is restricted to cover of       travel expenses and free accommodation at
   the place of work.

Measures

Reduced use of hired personnel and external consultants, new growth initiatives, offers of voluntary early retirement and offers of training are some of the policy instruments and measures that will be used to handle overstaffing. Redundancies are not on the agenda.

The merger is growth-driven.
Nevertheless, in certain areas, synergies and duplication may lead to some overstaffing.

Overstaffing will be handled through reduced use of hired personnel and external consultants.

Furthermore, the company will implement new growth initiatives on strategic areas, and this will create new jobs.

Additionally, training will be offered in connection with overstaffing that will be targeted towards meeting StatoilHydro’s future competence needs.

An offer of voluntary early retirement will also be given to employees working within the area of scope of the integration process. Offers of early retirement at 58 years, on condition that the merger is implemented, will be given to everyone who will reach the age of 58 years by the end of 2008, but not sooner than October 1, 2007.

Those accepting the offer will be paid 70 percent of their salary. Car allowance will be part of the basis for calculating the pension payment. Those entering this scheme will continue to earn pension points until normal pensionable age, and adjustments will be made in accordance with the new company’s practice.

The offer of early retirement will be made available from May 1, 2007 until December 31, 2007.

In the dialogue between the unions and the integration planning committee, it has been agreed that a process will be initiated in 2008 to integrate offshore and land-based facilities. In this process, early retirement will be used to promote change and integration. The terms and conditions will be the same as those used in the current integration process.

Employees in Hydro IS Partner will not be a part of the process of expressing interest, but the measures in the integration process will nevertheless apply to them.

Exempted and separately handled groups

Large groups of employees will not be directly affected in this phase of the integration planning.

This applies to personnel in permanent positions on all onshore and offshore  facilities. This means that neither managers nor employees offshore will be affected. The same applies to leaders and employees at onshore facilities, bases and terminals.

In the dialogue between the unions and the integration planning committee  it has been agreed that a process will be initiated in 2008 to integrate offshore and land-based facilities. In this process, early retirement will be used to promote change and integration. The terms and conditions will then be the same as those used in the integration process.

Most of Energy and Retail exempted
Also exempted are the units of Energy and Retail, with the exception of the units in Sweden. One reason for this is that Hydro sold its share in HydroTexaco last year, and only retains petrol stations and marketing activities in Sweden. These operations are part of the current integration planning phase.

All ongoing improvement activities in units unaffected by this phase will continue as normal. Any new improvement opportunities made possible by the merger will be considered when the new company is up and running.

Hydro IS Partner subject
to separate process
Hydro IS Partner will remain a separate company within StatoilHydro. A working group is currently engaged in drawing up proposals for an overall, long-term solution for Hydro IS Partner.

The employees of Hydro IS Partner will not be part of the process whereby one expresses interest in StatoilHydros positions, though the measures adopted for the Integration Process will also apply to them.

Unions and management stand united

The employee representatives in Hydro and Statoil have given their backing to the solution now being presented. The unions consider it vital that no one will be laid off or forcibly moved, and that everyone is to be offered a job.

All the unions as well as personnel safety delegates from Statoil and Hydro have been involved in the work. Lill-Heidi Bakkerud and Per Martin Labråthen from IndustriEnergi (IE) have participated, as well as Ragnar Fritsvold and Terje Aas Warland from Tekna, Odd Moen and Arne Kjølberg from YS, Hallstein Tonning from Lederne, Einar Arne Iversen and Stig Lægreid from NITO, John-Arne Nilsen from ALT and Arnfinn Larsen from FLT. Safety delegates Ken Lillevik, Jostein Mæland, Tor Egil Løvli and Morten Saxvik have also participated in the Liaison committee.

Lill-Heidi Bakkerud (IE Statoil), Ragnar Fritsvold (Tekna Hydro), Per Martin Labråthen (IE Hydro), Terje Aas Warland (Tekna Statoil), and Odd Moen (YS Statoil) from the integration planning team have together with Stig Lægreid (NITO Hydro) and representatives from the integration planning committee participated in the shaping of the final solution with regard to structure, geography and manning principles for  StatoilHydro.

There is consensus between all the unions in the Liaison committee regarding the proposal for organization, manning principles and instruments now presented. All employee contracts for Hydro and Statoil employees will be continued.

The unions have worked together with management to arrive at a solution. In this work, it has been of vital importance to combine the principle of voluntariness with the rights of the employee. They point out that the agreement between the injtegration planning committee and the employee representatives includes clear obligations on the need to foster confidence in the manning process, and that all employees will have a job to go to in StatoilHydro. Even though there is a register-your-interest process, it is an objective that as many employees as possible should be allocated positions with the same basic character. As part of the process, attractive compensation instruments are being offered. At the same time, the unions stress the necessity of good follow-up of personnel right down to the individual level in the manning process.

“In many other mergers and change processes, we have seen that the issue of surplus manning rears its ugly head. Here, that spectre is not present,” says Odd Moen emphatically.

The trade unions have contributed with good solutions, and in this sense helped the company. There are many large tasks ahead of us. My view is that we should focus on new opportunities,” says Ragnar Fritsvold.

“A great many unanswered questions remain. The process has been demanding, but constructive, and we will continue the constructive cooperation,” says Terje Aas Warland.

“This is a result that safeguards the individual’s security and will hopefully lead to a predictable process for each person,” says Lill-Heidi Bakkerud. “Those who wish to can register their interest for several posts. But the main point for us is that no one is to be made redundant and no one will be made to move against his or her wishes.

“Stated more formally, the individual’s employment protection will be maintained and the goal is that as many as possible will be given jobs with the same basic character in the new organisation. As employee representatives, we have accepted the principles that will be normative for the process together with policy instruments that entail reduced use of hired personnel and external consultants in favour of permanent staff, moving and commuter subsidies to promote mobility, offers of training and offers of early retirement.” Bakkerud emphasises that the offer of early retirement is an offer, not an obligation. “I also believe that the majority of employees will be satisfied,” says Lill-Heidi Bakkerud.

Stig Lægreid believes that the employee representatives have won through with their views. He describes the early retirement arrangement as an exceptional offer, but emphasizes that the principle of voluntariness is also key to this solution.

Guidelines for business conduct and information exchange in the interim period

Statoil and Hydro must not take steps to begin to implement the announced merger before closing of the transaction as this could violate EU and US competition law. Hydro and Statoil are two independent companies and shall, in all business related aspects, continue as such until closing of the transaction.

The general rule in the interim period until closing is business as usual – nothing should change before closing.

The two companies may therefore cooperate and exchange information if such cooperation or information exchange is legal under competition law and would have occurred regardless of the merger. Hydro and Statoil have the burden of proving that the cooperation/exchange of information would have occurred regardless of the merger.

The following guidelines must be observed – failure to do so could expose the companies to significant fines and could endanger the proposed merger:

1. Hydro and Statoil may not engage in any new joint activities or make any joint communications beyond what is absolutely indispensable to pre-merger planning, and then only subject to prior approval by the legal departments. Each company must act independently and they should not appear to act as a joint company before closing.

2. Information exchanges or cooperation that comply with competition law and were in place before the merger announcement may continue.

3. Any business decisions made by either company during this period must make sense for that company even if the deal does not close and the companies remain separate.

4. Cooperation on planning for integration shall only take place in the integration teams. Such planning includes amongst others decisions on manning, recruitment and location.

5. Statoil and Hydro may not attempt to exercise any influence or control over each other’s business decisions or activities.

6. Predictions about the competitive strategy, customer/supplier relationships or pricing policies of the new combined entity should not be made to customers or to the public except subject to prior approval of the legal departments.

7. Statoil and Hydro should not exchange commercially sensitive information (e.g. on prices, costs, quantities, deals and details relating to specific customers, marketing plans) unless such exchange has been cleared by the legal departments.

8. Problems regarding long-term agreements or decisions that must be taken in the interim period, should be solved through unilateral interim solutions (interim agreements, provisional arrangements etc.).

9. Statoil and Hydro should not deal jointly with customers, suppliers or other third parties except subject to terms governing typical arm’s length relationships between Statoil and Hydro as competitors.

Milestones

It is expected that the merger will be completed during the third quarter of 2007. Below are the most important milestones for the process leading up to completion of the merger.

December 18        The merger between Statoil and Hydro was announced

January 29            Collaboration model with trades unions and representatives established

March 12-13         Statoil and Hydro’s boards of directors approved the merger plan

March 16              The Union-management committee meeting gave its endorsement to         the organisation structure, geography and manning principles

March 19              Presentation of organisation, management and next steps in the integration process

March 21              Start of period for registering interest for positions at management level 3.

March 29              Deadline for registering interest for positions at management level 3.

Mid-May                Selection of management level 3 to be concluded

Mid-May                Start of period for registering interest for positions at management level 4

End June               Selection of management level 4 to be concluded

June                     Main manning process begins

End June               Extraordinary General Meeting in the companies to consider the merger

September            Main manning process concluded

October 1             Expected start of StatoilHydro subject to approvals

See the website for more information

All information in this publication is also published on our joint integration planning website. Here you can also find the organization charts for the  two management levels directly below corporate management, a webcast interview with Helge Lund, as well as film presentations from general meetings.

In addition to all the news items in this publication, the site includes organizational charts for the top two management levels below corporate management, a webcast interview with Helge Lund and some supplementary material. Moreover, on Monday we will publish presentations and information held at the information meetings in Stavanger, Oslo, Bergen, and other places where general meetings will be held.

“Even though we can never quite manage to provide enough information and answer all the questions that arise, we hope that this week’s information package of publications, web news items, webcast, and meetings etc, will provide a good picture of the new company’s organi-sation, management and further manning process,” say Bjørn Otto Sverdrup of Hydro and Arild Steine of Statoil, who are responsible for communication in the integration planning.

“Integration Planning” is a joint-company website containing information in Norwegian and English on the integration planning. The website is accessible to all Statoil and Hydro employees.
On the website, new information on the integration process is published as soon as it becomes available. In addition to news, weekly letters and interviews, you will also find information about the organization, progress plans, and legal guidelines.

In the time to come, positions will be advertised on this website in connection with the register-your-interest process.

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.